Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Compton Petroleum announces first quarter results

     CALGARY, May 12 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended March 31, 2008.

     <<
     HIGHLIGHTS - FIRST QUARTER 2008

     -   Drilled 99 wells with a 96% success rate.
     -   Natural gas production of 170 mmcf/d, up 15% from first quarter 2007.
     -   Total first quarter 2008 production averaged 33,274 boe/d.
     -   Revenue of $162 million, up 15% from first quarter 2007.
     -   Realized prices of $53.64/boe, up 14% from first quarter 2007.
     -   Adjusted cash flow from operations of $69 million.
     -   Capital expenditures of $101 million, before acquisitions and divestitures.

     FINANCIAL SUMMARY

     -------------------------------------------------------------------------
     Three Months Ended March 31
      ($000s, except per share amounts)              2008      2007    Change
     -------------------------------------------------------------------------
     Gross revenue                               $162,433  $140,877       15%
     Adjusted cash flow from operations(1)       $ 69,322  $ 68,783        1%
     Per share - basic(1)                        $   0.54  $   0.53        2%
               - diluted(1)                      $   0.52  $   0.52        0%
     Adjusted net earnings from operations(1)    $ 17,404  $ 17,933       -3%
     Per share - basic(1)                        $   0.13  $   0.14       -7%
               - diluted(1)                      $   0.13  $   0.14       -7%
     Net earnings                                $  1,619  $ 13,719      -88%
     Per share - basic                           $   0.01  $   0.11      -91%
               - diluted                         $   0.01  $   0.10      -90%
     Capital expenditures
      (before acquisitions & divestitures)       $100,948  $106,059       -5%
     -------------------------------------------------------------------------
     (1) See cautionary statements at the beginning of Management's Discussion and Analysis.

     OPERATING SUMMARY

     -------------------------------------------------------------------------
     Three Months Ended March 31                     2008      2007    Change
     -------------------------------------------------------------------------
     Average production
       Natural gas (mmcf/d)                           170       148       15%
       Liquids (bbls/d)                             5,009     8,729      -43%
     -------------------------------------------------------------------------
       Total (boe/d)                               33,274    33,316        0%
     Realized prices
       Natural gas ($/mcf)                       $   7.48  $   7.24        3%
       Liquids ($/bbl)                              94.97     54.20       62%
     -------------------------------------------------------------------------
       Total ($/boe)                             $  53.64  $  46.98       14%
     Field netback ($/boe)                       $  41.06  $  30.84       33%
     -------------------------------------------------------------------------

     OPERATIONS REVIEW

     Drilling Summary

     Compton experienced an active first quarter in 2008. We drilled 99 wells with a 96% success rate. Of the 99 wells drilled during the quarter, 97 were classified as development wells and 2 as exploratory wells. The following table summarizes drilling results to March 31, 2008.

     -------------------------------------------------------------------------
                             Gas      Oil      D&A     Total     Net   Success
     -------------------------------------------------------------------------
     Southern Alberta         50        1        3       54       51      94%
     Central Alberta          37        3        1       41       18      98%
     -------------------------------------------------------------------------

     Standing, cased wells                                4        4
     -------------------------------------------------------------------------
     Total                    87        4        4       99       73      96%
     -------------------------------------------------------------------------
     >>

     DEEP BASIN GAS

     Compton has two Deep Basin deep gas plays: the Basal Quartz sands at
Hooker and the Gething/Rock Creek sands at Niton and Caroline in central
Alberta.

     Southern Alberta: Hooker

     In the first three months of 2008, we drilled one well targeting the
Basal Quartz at our Hooker natural gas resource play. The well at 9-17-17-29W4 was drilled with a 700 metre horizontal leg and was placed on production
March 10, 2008. Initial production was approximately 5 mmcf/d, and the well is currently producing approximately 2.2 mmcf/d. Of significance is the fact that two offset vertical wells have shown minimal pressure interference from the new horizontal well. Both of the offset wells are within 800 meters of 9-17 and one has been on production since 2000 and has produced 4.7 bcf. This supports our reservoir models and the requirement for additional wells to recover the reserves from the Basal Quartz. The 9-17 well also supports the premise that horizontal well technology can be effectively used to access productivity from tighter rock on the periphery of the play.
     Subsequent to quarter end, Compton has rig-released a second horizontal well at 15-30-16-29W4 and completed a multi stage frac on the well on
April 25, 2008. The well is currently flowing back to the gas plant on cleanup at 2.5 mmcf/d. We are optimistic that the horizontal drill and completion technique is an important technical step forward in the development of the large known gas reserves existing on the periphery of this play. Two additional horizontal wells have been licensed and will spud once spring break-up road conditions permit.
     The existing Basal Quartz play, as currently delineated, extends over four townships where Compton has an average working interest of approximately
85%. Infrastructure necessary to accommodate the accelerated production growth and development of this play is largely in place. Assuming continued
horizontal drilling success at Hooker, Compton estimates there are in excess of 100 potential horizontal locations on Compton lands.

     Central Alberta: Niton and Caroline

     At our Niton and Caroline resource plays we drilled 15 wells in the first quarter of 2008, five of which were horizontal wells. All wells were successful and immediate follow-up locations are now being acquired.
     The horizontal well at 4-27-52-17W5 at Niton in central Alberta, referred to in our news release of March 6, 2008, was placed on continuous production on March 28th. The well came on production at 9 mmcf/d and is expected to exhibit a typical tight gas well production profile. Including the 4-27 well,
Compton has five horizontal wells in township 52-17W5 with a sixth well currently drilling. Production from these wells is facility constrained with only 4-27 currently producing. Pipeline and compression facilities are being installed and are expected to be operational by mid to late May. These facilities will accommodate all wells in the 11 well program planned for township 52-17W5.
     During the previous week Compton rig released three horizontal wells in the Niton area. The rigs were drilling in three separate townships targeting the Rock Creek formation following-up on the successes in townships 53-15W5 and 52-17W5. Compton has 272 gross sections of land in the Niton area and, based upon results to date, the Company has the potential for over 300
Ellerslie and Rock Creek horizontal drilling locations on Compton lands in the area.
     With the success that Compton has experienced drilling horizontal wells into the Basal Quartz at our southern Alberta Hooker resource play, we will be drilling horizontal wells in the geologically similar Gething Sands at Niton, spudding our first well in the second half of this year.
     At Bigoray, the 00/04-30-051-09W5/2 well watered out in the Spirit River zone. The uphole completion was previously a high rate gas zone that proved to be limited. The original well bore event continues to produce successfully from the Ellerslie.

     Foothills

     In the foothills at Cowley, we will drill two horizontal multi stage frac wells during the second quarter of 2008. We have identified and are moving to license three more wells in this area.
     Our exploration program at Callum is designed to minimize our environmental footprint in this environmentally sensitive area. Compton continues to work with all stakeholders to design a mutually acceptable development program for this high impact resource play.

     SHALLOW GAS

     The Plains Belly River and overlying Edmonton Horseshoe Canyon shallow gas zones cover more than 1,200 sections of Compton held land in southern
Alberta. The entire 900 metre gas-charged section is comprised of multiple
Belly River sands, silts, and shales, overlain by the Edmonton/Horseshoe
Canyon coals that similarly include sands, silts, and shales. Going forward, we will focus on downspacing, development drilling, and recompletions in order to establish a resource manufacturing and processing model designed to maximize production and capital efficiency.

     Plains Belly River and Edmonton Coal Bed Methane

     We drilled 55 Belly River wells in the first quarter, two of which were horizontal. Pending the outcome of our horizontal wells drilled in this area, we delayed drilling an additional 20 wells initially planned for the quarter.
We are currently testing the horizontal wells and believe it will take 10 additional Belly River horizontal wells to fully determine the effectiveness of this drilling technique on this play type. We are in the process of acquiring surface locations for these wells.
     As we move into the second quarter of 2008, we have continued to be active in southern Alberta despite the occurrence of spring break-up in most areas. In April, we drilled six Belly River wells, all of which were successful.

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     -------------------------------------------------------------------------

     Management's Discussion and Analysis ("MD&A") is intended to provide both a historical and prospective view of our activities. The MD&A was prepared as at May 9, 2008 and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended March 31, 2008 and the audited consolidated financial statements for the year ended
December 31, 2007, available in printed form on request and posted on the
Company's website.

     FORWARD LOOKING STATEMENTS

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton's views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Non-GAAP Financial Measures

     Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as adjusted cash flow from operations, cash flow per share, adjusted net earnings from operations, adjusted EBITDA, and enterprise value. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
     Adjusted cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with
Canadian GAAP, as an indicator of the Company's performance or liquidity.
Adjusted cash flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
     Adjusted net earnings from operations represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted net earnings from operations is used by the Company to facilitate comparability of earnings between periods.

     Use of BOE Equivalents

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

     <<
     EXECUTIVE SUMMARY

     -   First quarter 2008 natural gas production of 170 mmcf/d, a 15% year over year increase.
     -   Total first quarter 2008 production averaged 33,274 boe/d. While consistent with a year ago, the 2008 period reflects the major oil property disposition in September 2007.
     -   Adjusted cash flow from operations of $69 million.
     -   Adjusted net earnings from operations of $17.4, comparable to the first quarter of 2007 and an increase of $20.4 million over the last quarter of 2007 as a result of higher overall commodity prices.

     RESULTS OF OPERATIONS

     Adjusted cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items. We consider adjusted cash flow from operations to be a key financial measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Adjusted cash flow from operations may not be comparable to similar measures presented by other companies.

     Adjusted cash flow from operations and Net Earnings
     -------------------------------------------------------------------------
     Three Months Ended March 31
      ($000s, except per share amounts)              2008      2007    Change
     -------------------------------------------------------------------------
     Adjusted cash flow from operations          $ 69,322  $ 68,783        1%
     Per share - basic                           $   0.54  $   0.53        2%
               - diluted                         $   0.52  $   0.52        0%
     Net earnings                                $  1,619  $ 13,719      -88%
     Per share - basic                           $   0.01  $   0.11      -91%
               - diluted                         $   0.01  $   0.10      -90%
     -------------------------------------------------------------------------

     The following table reconciles net earnings to adjusted cash flow from operations:

     -------------------------------------------------------------------------
     Three months ended March 31,                              2008      2007
     -------------------------------------------------------------------------

     Operating activities
     Net earnings                                          $  1,619  $ 13,719
       Amortization and other                                  (107)      511
       Depletion and depreciation                            41,807    38,794
       Accretion of asset retirement obligations                812       651
       Unrealized foreign exchange (gain) loss               17,910    (5,580)
       Future income taxes                                    3,286       610
       Unrealized risk management (gain) loss                   773    17,324
       Stock-based compensation                               2,249     2,267
       Asset retirement expenditures                           (940)   (1,201)
       Non-controlling interest                               1,913     1,688
     -------------------------------------------------------------------------
       Adjusted cash flow from operations                  $ 69,322  $ 68,783
     -------------------------------------------------------------------------
     >>

     ADJUSTED NET EARNINGS FROM OPERATIONS

     Adjusted net earnings from operations is a non-GAAP measure that adjusts net earnings by non-operating items that we believe reduce the comparability of our underlying financial performance between periods. The following reconciliation of adjusted net earnings from operations has been prepared to provide investors with information that is more comparable between periods.

     <<
     Summary of Adjusted net earnings from operations(1)
     -------------------------------------------------------------------------
     Three Months Ended March 31
      ($000s, except per share amounts)                        2008      2007
     -------------------------------------------------------------------------
     Net earnings, as reported                             $  1,619  $ 13,719
     Non-operational items, after tax
       Unrealized foreign exchange (gain) loss               15,268    (4,683)
       Unrealized risk management (gain) loss                   543    11,759
       Stock-based compensation(2)                            1,586     1,539
       Effect of tax rate changes on future income
        tax liabilities                                      (1,612)   (4,401)
     -------------------------------------------------------------------------
     Adjusted net earnings from operations                 $ 17,404  $ 17,933
     Per share - basic                                     $   0.13  $   0.14
               - diluted                                   $   0.13  $   0.14
     -------------------------------------------------------------------------
     (1) Adjusted net earnings from operations was referred to as Operating
         Earnings in prior years.
     (2) Excludes compensation costs related to the Restricted Share Unit
         Plan.

     REVENUE

     -------------------------------------------------------------------------
     Three Months Ended March 31                     2008      2007    Change
     -------------------------------------------------------------------------
     Average production
       Natural gas (mmcf/d)                           170       148       15%
       Liquids (light oil & ngls) (bbls/d)          5,009     8,729      -43%
     -------------------------------------------------------------------------
       Total (boe/d)                               33,274    33,316        0%

     Benchmark prices
     Natural Gas
       AECO ($/GJ)
         Monthly index                           $   6.75  $   7.07       -5%
         Daily index                             $   7.49  $   7.00        7%
     Crude Oil
       WTI (U.S.$/bbl)                           $  97.85  $  58.12       68%
       Edmonton sweet light ($/bbl)              $  97.44  $  67.13       45%

     Realized prices
       Natural gas ($/mcf)                       $   7.48  $   7.24        3%
       Liquids ($/bbl)                              94.97     54.20       62%
     -------------------------------------------------------------------------
       Total ($/boe)                             $  53.64  $  46.98       14%

     Revenue ($000s)
       Natural gas                               $115,439  $ 96,079       20%
       Crude oil and ngls                          46,994    44,798        5%
     -------------------------------------------------------------------------
       Total                                     $162,433  $140,877       15%
     -------------------------------------------------------------------------
     >>

     Natural gas production rose by 15% on a year over year basis, while liquids volumes decreased by 43% over the same period due primarily to the sale of oil producing assets at the end of the third quarter of 2007. Revenue attributable to natural gas volumes grew by 20% over the first quarter of 2007 due to slightly higher realized natural gas prices and significantly increased natural gas production.
     We market our natural gas using both 30 day AECO indexed and daily AECO indexed contracts. Approximately 49% of our gas was sold on monthly evergreen contracts, and approximately 42% on indexed daily contracts. The remaining 9%
of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average,
$0.80/mcf less than prices received on non-aggregator volumes.

     <<
     ROYALTIES

     -------------------------------------------------------------------------
     Three Months Ended March 31                               2008      2007
     -------------------------------------------------------------------------
     Royalties ($000s)                                     $ 33,487  $ 28,646
     Percentage of revenues                                   20.6%     20.3%
     -------------------------------------------------------------------------

     The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. As a percentage of total revenue, our royalties remained consistent with the comparable period in 2007.

     OPERATING EXPENSES

     -------------------------------------------------------------------------
     Three Months Ended March 31                               2008      2007
     -------------------------------------------------------------------------
     Operating expenses ($000s)                            $ 28,842  $ 26,032
     Operating expenses per boe ($/boe)                    $   9.53  $   8.68
     -------------------------------------------------------------------------

     Operating expenses for the first quarter of 2008 increased 11% over the first quarter of 2007 as a result of costs associated with accelerated activity throughout the oil and gas industry. Additionally, the first quarter of 2008 experienced significantly colder weather than the first quarter of
2007, resulting in increased operating costs associated with difficult operating conditions. For a similar reason first quarter 2008 operating costs increased 5% over the fourth quarter of 2007.

     TRANSPORTATION

     -------------------------------------------------------------------------
     Three Months Ended March 31                               2008      2007
     -------------------------------------------------------------------------
     Transportation costs ($000s)                          $  2,254  $  2,482
     Transportation costs per boe ($/boe)                  $   0.74  $   0.83
     -------------------------------------------------------------------------

     Transportation expenses for the first quarter of 2008 fell by 9% over the first quarter of 2007 as a result of reduced trucking requirements associated with lower oil volumes.

     GENERAL AND ADMINISTRATIVE EXPENSES

     -------------------------------------------------------------------------
     Three Months Ended March 31
      ($000s, except where noted)                              2008      2007
     -------------------------------------------------------------------------
     General and administrative expenses                   $ 12,054  $  9,338
     Capitalized general and administrative expenses         (2,458)   (2,165)
     Operator recoveries                                       (674)     (764)
     -------------------------------------------------------------------------
     Total general and administrative expenses             $  8,922  $  6,409

     General and administrative per boe ($/boe)            $   2.95  $   2.14
     -------------------------------------------------------------------------

     General and administrative expenses increased by 39% year over year primarily as a result of increased personnel costs, higher rent associated with additional office space, and other escalating overhead expenses such as insurance and consulting fees.

     STRATEGIC REVIEW EXPENSES

     -------------------------------------------------------------------------
     Three Months Ended March 31                               2008      2007
     -------------------------------------------------------------------------
     Strategic review costs ($000s)                        $  2,568         -
     Strategic review costs per boe ($/boe)                $   0.85         -
     -------------------------------------------------------------------------

     In the first quarter of 2008, we incurred approximately $2.6 million in expenses associated with the strategic review process. Compton has estimated direct costs associated with and resulting from the review process could total approximately $22 million. These costs include among others, consulting and advisory fees, legal fees, and costs relating to employee retention.

     INTEREST EXPENSE

     -------------------------------------------------------------------------
     Three Months Ended March 31
      ($000s, except where noted)                              2008      2007
     -------------------------------------------------------------------------
     Interest on bank debt, net                            $  6,458  $  5,209
     Interest on Senior Notes                                 8,980    10,445
     -------------------------------------------------------------------------
     Interest charges                                      $ 15,438  $ 15,654
     Finance charges                                            413      (110)
     -------------------------------------------------------------------------
     Total interest and finance charges                    $ 15,851  $ 15,544

     Total interest and finance charges per boe ($/boe)    $   5.23  $   5.18
     -------------------------------------------------------------------------

     Weighted average debt
     -------------------------------------------------------------------------
     Three months ended March 31
      ($000s, except where noted)                              2008      2007
     -------------------------------------------------------------------------

     Bank debt                                             $433,664  $327,444
     Effective interest rate                                  5.96%     6.35%

     Senior unsecured notes (US$450,000)                   $451,610  $437,932
     Effective interest rate                                  8.00%     8.15%
     -------------------------------------------------------------------------
     >>

     Interest expenses relating to bank debt for the first three months of
2008 increased from the comparative prior year period as a result of increased borrowings incurred to fund our 2007 and 2008 drilling programs. Interest charges payable in US dollars on our Senior Notes have decreased by 14% due to the strengthening of the Canadian dollar relative to the US dollar over this time period.
     Interest on our senior unsecured notes is payable in US dollars at a fixed annual rate of 7.625%. This equates to interest costs of US$34.3 million per year relating to the notes. During the last quarter of 2007, we entered into foreign exchange contracts that fixed the exchange rate of the interest payments and, as a result, we will incur Canadian dollar interest costs of
$34.2 million per year through to December 1, 2010 on the notes. This will result in an overall reduction of $4.2 million in 2008 interest costs relating to the senior notes as compared to 2007. At the time of issuance of the notes, we received Canadian dollar proceeds of $510 million. Based upon the proceeds received, the effective fixed rate of interest on the notes is 6.7% per year through to December 1, 2010.

     <<
     DEPLETION AND DEPRECIATION

     -------------------------------------------------------------------------
     Three Months Ended March 31                               2008      2007
     -------------------------------------------------------------------------
     Depletion and depreciation ($000s)                    $ 41,807  $ 38,794
     Depletion and depreciation per boe ($/boe)            $  13.81  $  12.94
     -------------------------------------------------------------------------
     >>

     Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand for and costs of goods and services. This increase in costs is reflected in increased finding, development, and on-stream costs which in turn have resulted in an increase in depletion and depreciation rates in the current quarter in comparison to the prior comparative period.

     INCOME TAXES

     Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. Note 12 in the financial statements details the calculation of the provision and the effective tax rate for the period. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

     RISK MANAGEMENT

     Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
     Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period reflects the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized risk management gain or loss.
     Risk management gains and losses recognized in the quarter are summarized in the following table.

     <<
     Risk Management Gains and Losses
     -------------------------------------------------------------------------
     Three Months Ended March 31 ($000s)                       2008      2007
     -------------------------------------------------------------------------
     Commodity contracts
       Realized (gain) loss                                $   (611) $ (8,753)
       Unrealized (gain) loss                                27,097    16,486
     Foreign currency contracts
       Realized (gain) loss                                       -       838
       Unrealized (gain) loss                               (26,324)        -
     -------------------------------------------------------------------------
     Total risk management (gain) loss                     $    162  $  8,571
     -------------------------------------------------------------------------

     Realized (gain) loss                                  $   (611) $ (8,753)
     Unrealized (gain) loss                                     773    17,324
     -------------------------------------------------------------------------
     Total risk management (gain) loss                     $    162  $  8,571
     -------------------------------------------------------------------------

     Unrealized risk management gains and losses may or may not be realized based upon the underlying market conditions at the time of settlement.

     RISK MANAGEMENT - OUTSTANDING CONTRACTS

     Commodity hedge contracts in place as at May 9, 2008 are:

     -------------------------------------------------------------------------
     Commodity           Term              Amount       Average Price   Index
     -------------------------------------------------------------------------
     Natural gas
       Collars  April 2008 - Oct. 2008  66,667 mcf/d    $7.50 - $8.93    AECO
       Fixed    April 2008 - Oct. 2008  19,048 mcf/d        $7.86        AECO
       Collars  Nov. 2008 - March 2009  28,571 mcf/d    $8.40 - $10.00   AECO
       Fixed    Nov. 2008 - March 2009   9,524 mcf/d        $8.51        AECO

     Crude oil
       Fixed    March 2008 - Dec. 2008  1,000 bbls/d    U.S.$93.00/bbl    WTI
     -------------------------------------------------------------------------

     FOREIGN EXCHANGE CONTRACTS

     On March 31, 2008, Compton had the following foreign exchange contracts in place:

     -------------------------------------------------------------------------
                                                                     Mark to
     Contract   Amount USD    Rate     Amount CDN       Term         Market
     -------------------------------------------------------------------------

                                                    Matures on
     Currency                                        December 1,
      Swap     $450,000,000  96.9750  $436,387,500   2010            $ 33,822

                                                    Equal payments
                                                     on May 30 and
     Currency                                        Nov. 30
      Swap      $78,435,000  99.5500   $78,082,043   until 2010         3,338

     Cross
      Currency                                      Equal payments
      Interest                                       on May 15 and
      Rate                   BA plus                 Nov. 15
      Swap      $24,502,500   4.845%   $35,801,232   until 2009        (6,885)
     -------------------------------------------------------------------------
     Total unrealized foreign exchange gain                          $ 30,275
     -------------------------------------------------------------------------

     CAPITAL EXPENDITURES

     -------------------------------------------------------------------------
     Three Months Ended March 31 ($000s)        2008%       2007%
     -------------------------------------------------------------------------
     Land and seismic                       $  6,104     6%   $ 13,258    12%
     Drilling and completions                 65,776    65%     64,468    61%
     Production facilities and equipment      29,068    29%     28,333    27%
     -------------------------------------------------------------------------
     Sub-total                              $100,948   100%   $106,059   100%
     Property acquisitions (divestitures)
      net                                     10,518           (45,261)
     -------------------------------------------------------------------------
     Sub-total                              $111,466            60,798
     MPP                                          61               569
     -------------------------------------------------------------------------
     Total capital expenditures             $111,527          $ 61,367
     -------------------------------------------------------------------------
     >>

     Capital spending, before acquisitions and divestments, during the first quarter of 2008 remained relatively consistent with that of the comparable period in 2007, although an additional 10 net wells were drilled during the first quarter of 2008 as compared to the prior year. A total of 53 Belly River natural gas wells were drilled during the first quarter of 2008 as compared to
34 Belly River wells during the same time period in 2007. The sale of the
Worsley property during 2007 resulted in no oil wells being drilled in the
Peace River Arch area in 2008 as compared to the 10 wells drilled in the area during 2007. The shallow Belly River wells are significantly less costly to drill and complete than were the Worsley oil wells resulting in year over year expenditures being relatively consistent, despite the year over year increased number of wells drilled.

     <<
     LIQUIDITY AND CAPITAL RESOURCES

     -------------------------------------------------------------------------
                                              As at March 31,   As at Dec. 31,
     ($000s, except where noted)                        2008             2007
     -------------------------------------------------------------------------
     Senior term notes                              $462,555         $444,645
     Associated unrealized exchange (gain)           (33,822)         (14,146)
     -------------------------------------------------------------------------
                                                    $428,733         $430,499
     Bank debt                                       435,000          400,000
     -------------------------------------------------------------------------
     Long term debt                                 $863,733         $830,499
     Working capital deficiency                       47,323           39,216
     -------------------------------------------------------------------------
     Total indebtedness                             $911,056         $869,715

     Shareholders' equity                           $875,017         $869,956

     Debt to adjusted EBITDA(1)(2)                      3.5x             3.6x
     Debt to total capitalization(1)                     51%              50%
     Debt to enterprise value(1)                         39%              41%
     -------------------------------------------------------------------------
     (1) Excludes risk management items net of related future income taxes.
     (2) Based on trailing 12 month adjusted EBITDA.
     >>

     Our senior term notes are payable in US dollars and are translated into
Canadian Dollars at the period end at the then prevailing exchange rate. Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes. At March 31,
2008 the carrying value of the notes increased by $17.9 million from
December 31, 2007 as a result of the unrealized loss on translation at
March 31, 2008. In 2007, we entered into foreign exchange contracts relating to the senior notes that effectively fixes their liability in Canadian dollars through to December 1, 2010. The unrealized mark-to-market gain on these contracts is recognized as a reduction to the notes in determining total debt and capitalization as determined above.
     Note 5 to the financial statements discusses our capital structure and certain non-GAAP measure and targets utilized in managing our capital structure. We have targeted a total debt to capitalization ratio of between
40% and 50% and a total debt to adjusted EBITDA ratio of between 2.5 to 1 and
3.0 to 1. As at March 31, 2008 our debt to capitalization ratio of 52% and our debt to adjusted EBITDA of 3.5 to 1 exceeded our targeted ranges. The Company is in the process of divesting of certain non-core assets. Proceeds from these divestments are expected to be such that, subsequent to closing, the Company will be within the range of its stated capital structure targets. Agents have been appointed to manage the property sales and preliminary bids are due on
May 27, 2008. The divestments are expected to close on or about June 30, 2008.
     Our corporate debt is structured to provide us with financial flexibility and coincide with the nature of our asset base. As of December 31, 2007 the reserve life index of our proved reserves was approximately 12 years. Of our existing debt, 48% consists of long term senior unsecured notes that are not due until 2013. This structure provides us the ability to draw on our senior secured credit facilities to assist in funding our planned capital programs.
     The borrowing base on which our syndicated credit facility is based is determined in relation to our year end reserves. The credit facility is currently under annual review and with the increase in our 2007 reserves we do not anticipate any reduction to the borrowing base. Initially, the proceeds from the property sales referred to above will be applied to reduce our outstanding bank debt and our borrowing base may be reduced to reflect the reduction in reserves associated with these dispositions. Any such change is expected to be minimal and largely offset by the increase in reserves and stronger commodity prices. Currently we have authorized senior secured credit facilities of $500 million, of which $65 million remains available.
     We believe internally generated cash flow from operations and the proceeds from planned property dispositions will be more than sufficient to fund our planned capital program.

     STRATEGIC DIRECTION FOR 2008

     2008 Plan Update

     During the later part of 2007 and during the first quarter of 2008 we have achieved considerable success using multi stage frac technology combined with horizontal wells drilled into tight natural gas formations. At Niton in central Alberta we have drilled a total of 16 horizontal wells targeting the
Rock Creek formation and most recently, we have applied this technology to the
Basal Quartz formation at Hooker in southern Alberta with very positive results. We are currently assessing the application of this technology to the
Belly River play in southern Alberta where we are testing two horizontal wells drilled in 2008.
     Although wells drilled and completed using this technology are approximately twice the cost of vertical wells, results to date indicate their potential to increase capital efficiencies and enhance the present values of reserves in developing our natural gas resource plays.
     Our initial 2008 drilling program and capital budget only minimally reflected the use of this technology. Additionally, our budget was based upon what now appears to be overly conservative commodity prices for the year. In view of these positive developments, we are in the process of revisiting our drilling program and capital budget for the remainder of 2008 to incorporate increased horizontal drilling and multi stage frac completions and stronger commodity prices. We expect this revised budget to be completed in late May.

     Strategic Review

     As previously announced, the Board of Directors, in response to concerns raised by Centennial Energy Partners LLC, has implemented a formal review of
Compton's business plans and various strategic alternatives available to the
Company. The review is being conducted by a Special Committee of the Board, assisted by Tristone Capital Inc. and UBS Securities Canada Inc., who have been engaged as financial advisors and independent counsel.
     The initial phase of this review is ongoing and consists of a comprehensive analysis by the advisors, working independently, of Compton's business plans and various strategic alternatives available to the Company, including asset divestments, equity alternatives, strategic alliances, joint venture opportunities mergers or a corporate transaction. The advisors are scheduled to report to the Special Committee near the end of May and provide their recommendations for consideration by the Special Committee.

     Guidance

     The update to our 2008 budget plans and the outcome of the strategic review process, as discussed above, both have the potential to materially impact Compton's future direction and activities. Updated guidance will be provided once these issues have been addressed.

     CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no changes during the quarter ended March 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     ADDITIONAL DISCLOSURES

     On January 1, 2008, Compton adopted the Canadian Institute of Chartered
Accountants ("CICA") Handbook Section 3031, "Inventories", Handbook Section
1400, "General Standards of Financial Statement Presentation", Handbook
Section 3862, "Financial Instruments - Disclosures", Handbook Section 3863,
"Financial Instruments - Presentation", and Handbook Section 1535, "Capital
Disclosures".
     The adoption of these standards has had no significant impact on our consolidated financial statements. The effects of the implementation of the new standards are discussed below.

     Inventories

     The new standard replaces the previous standard and requires the consistent grouping of like assets and the application of the first-in-first-out or weighted average cost formula methodology. Spare parts inventory are tangible assets with a useful life that extends beyond one year and are held for re-deployment rather than re-sale. As such, they have been included in property and equipment and are depreciated on a per unit of production basis.

     General standards of financial statement presentation

     The new standard requires assessing an entity's ability to continue as a going concern and disclosing such if any uncertainty exists.

     Financial instruments disclosure and presentation

     These new standards require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed by Compton as disclosed in Note 13 of the financial statements.

     Capital Disclosures

     The new standard requires disclosure about Compton's objectives, policies and process for managing its capital structure as disclosed in Note 6 of the financial statements.

     QUARTERLY INFORMATION

     The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

     <<
     -------------------------------------------------------------------------
                                    2008                   2007
                                     Q1       Q4       Q3       Q2       Q1
     -------------------------------------------------------------------------
     Total revenue (millions)     $   162  $   126  $   108  $   126  $   141

     Adjusted cash flow from
      operations (millions)       $    69  $    46  $    33  $    49  $    69
     Per share - basic            $  0.54  $  0.35  $  0.26  $  0.38  $  0.53
               - diluted          $  0.52  $  0.35  $  0.25  $  0.36  $  0.52

     Net earnings (millions)      $     2  $    50  $    20  $    45  $    14
     Per share - basic            $  0.01  $  0.39  $  0.15  $  0.35  $  0.11
               - diluted          $  0.01  $  0.38  $  0.15  $  0.34  $  0.10

     Adjusted net earnings from
      operations (millions)       $    17  $    (2) $    (2) $     7  $    18

     Production
       Natural gas (mmcf/d)           170      167      135      130      148
       Liquids (bbls/d)             5,009    4,818    7,954    7,199    8,729
     -------------------------------------------------------------------------
       Total (boe/d)               33,274   32,646   30,440   28,918   33,316

     Average price
       Natural gas ($/mcf)        $  7.48  $  6.00  $  5.23  $  6.92  $  7.24
       Liquids ($/bbl)              94.97    77.60    61.91    60.49    54.20
     -------------------------------------------------------------------------
       Total ($/boe)              $ 53.64  $ 41.94  $ 38.56  $ 47.94  $ 46.98
     -------------------------------------------------------------------------

     -------------------------------------------------------
                                             2006
                                     Q4       Q3       Q2
     -------------------------------------------------------
     Total revenue (millions)     $   130  $   127  $   135

     Adjusted cash flow from
      operations (millions)       $    55  $    60  $    67
     Per share - basic            $  0.43  $  0.47  $  0.53
               - diluted          $  0.42  $  0.45  $  0.50

     Net earnings (millions)      $   (10) $    31  $    69
     Per share - basic            $ (0.08) $  0.24  $  0.54
               - diluted          $ (0.08) $  0.23  $  0.51

     Adjusted net earnings from
      operations (millions)       $    12  $    13  $    18

     Production
       Natural gas (mmcf/d)           148      142      137
       Liquids (bbls/d)             8,600    9,249    9,821
     -------------------------------------------------------
       Total (boe/d)               33,245   32,843   32,645

     Average price
       Natural gas ($/mcf)        $  6.48  $  5.38  $  5.86
       Liquids ($/bbl)              48.44    57.53    59.41
     -------------------------------------------------------
       Total ($/boe)              $ 42.60  $ 42.03  $ 45.37
     -------------------------------------------------------

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Balance Sheets
     (thousands of dollars)
     -------------------------------------------------------------------------
                                                       March 31,  December 31,
                                                           2008          2007
                                                    ------------  ------------
                                                     (unaudited)
     Assets

     Current
       Cash                                         $    16,614   $     8,665
       Accounts receivable                               99,097        83,144
       Risk management gain (Note 13b)                    1,341         1,835
       Other current assets                              25,434        19,772
       Future income taxes                                8,825         2,606
                                                    ------------  ------------
                                                        151,311       116,022

     Property and equipment                           2,187,374     2,116,834
     Goodwill                                             9,933         9,933
     Other assets                                           332           291
     Risk management gain (Note 13b)                     36,319        14,320
                                                    ------------  ------------
                                                    $ 2,385,269   $ 2,257,400
                                                    ------------  ------------
                                                    ------------  ------------

     Liabilities

     Current
       Accounts payable                             $   188,468   $   150,796
       Risk management loss (Note 13b)                   30,427         8,832
       Future income taxes                                  389           542
                                                    ------------  ------------
                                                        219,284       160,170

     Long term debt (Note 3)                            885,274       832,188
     Asset retirement obligations (Note 7)               38,329        36,696
     Risk management loss (Note 13b)                      2,265         1,585
     Future income taxes                                302,170       293,494
     Non-controlling interest (Note 8)                   62,930        63,311
                                                    ------------  ------------
                                                      1,510,252     1,387,444
                                                    ------------  ------------

     Shareholders' equity

     Capital stock (Note 4)                             238,305       235,871
     Contributed surplus (Note 9a)                       25,838        24,233
     Retained earnings                                  610,874       609,852
                                                    ------------  ------------
                                                        875,017       869,956
                                                    ------------  ------------
                                                    $ 2,385,269   $ 2,257,400
                                                    ------------  ------------
                                                    ------------  ------------

     See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Earnings and Other Comprehensive Income
     (unaudited) (thousands of dollars, except per share amounts)
     -------------------------------------------------------------------------

     Three months ended March 31,                          2008          2007
     ---------------------------------------------  ------------  ------------

     Revenue
       Oil and natural gas revenues                 $   162,433   $   140,877
       Royalties                                        (33,487)      (28,646)
                                                    ------------  ------------
                                                        128,946       112,231
                                                    ------------  ------------
     Expenses
       Operating                                         28,842        26,032
       Transportation                                     2,254         2,482
       General and administrative                         8,922         6,409
       Stock-based compensation                           2,996         3,266
       Strategic review (Note 16)                         2,568             -
       Interest and finance charges (Note 10)            15,851        15,544
       Foreign exchange (gain) loss (Note 14)            17,906        (5,522)
       Risk management (gain) loss (Note 13c)               162         8,571
       Depletion and depreciation                        41,807        38,794
       Accretion of asset retirement obligations            812           651
                                                    ------------  ------------
                                                        122,120        96,227
                                                    ------------  ------------

     Earnings before taxes and non-controlling
      interest                                            6,826        16,004
                                                    ------------  ------------
     Income taxes (Note 12)
       Current                                                8           (13)
       Future                                             3,286           610
                                                    ------------  ------------
                                                          3,294           597
                                                    ------------  ------------

     Earnings before non-controlling interest             3,532        15,407
     Non-controlling interest                             1,913         1,688
                                                    ------------  ------------

     Net earnings                                         1,619        13,719
                                                    ------------  ------------
                                                    ------------  ------------
       Other comprehensive income                             -             -
                                                    ------------  ------------
     Comprehensive income                           $     1,619   $    13,719
                                                    ------------  ------------
                                                    ------------  ------------
     Net earnings per share (Note 11)
       Basic                                        $      0.01   $      0.11
                                                    ------------  ------------
                                                    ------------  ------------

       Diluted                                      $      0.01   $      0.10
                                                    ------------  ------------
                                                    ------------  ------------

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Retained Earnings
     (unaudited) (thousands of dollars)
     -------------------------------------------------------------------------

     Three months ended March 31,                          2008          2007
     ---------------------------------------------  ------------  ------------

     Retained earnings, as previously reported      $   609,852   $   485,158
     Accounting policy adjustments                            -        (1,320)
                                                    ------------  ------------
     Retained earnings, as adjusted                     609,852       483,838
     Net earnings                                         1,619        13,719
     Premium on redemption of shares (Note 4)              (597)         (787)
                                                    ------------  ------------

     Retained earnings, end of period               $   610,874   $   496,770
                                                    ------------  ------------
                                                    ------------  ------------

     See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Cash Flow
     (unaudited) (thousands of dollars)
     -------------------------------------------------------------------------

     Three months ended March 31,                          2008          2007
     ---------------------------------------------  ------------  ------------

     Operating activities
     Net earnings                                   $     1,619   $    13,719
       Amortization and other                              (107)          511
       Depletion and depreciation                        41,807        38,794
       Accretion of asset retirement obligations            812           651
       Unrealized foreign exchange (gain) loss           17,910        (5,580)
       Future income taxes                                3,286           610
       Unrealized risk management (gain) loss               773        17,324
       Stock-based compensation                           2,249         2,267
       Asset retirement expenditures                       (940)       (1,201)
       Non-controlling interest                           1,913         1,688
                                                    ------------  ------------
                                                         69,322        68,783
     Change in non-cash working capital                     326         4,253
                                                    ------------  ------------

                                                         69,648        73,036
                                                    ------------  ------------

     Financing activities
       Issuance (repayment) of bank debt                 35,238       (15,000)
       Proceeds from share issuances (net)                1,918         1,877
       Distributions to partner                          (2,292)       (2,293)
       Redemption of common shares                         (724)         (946)
                                                    ------------  ------------

                                                         34,140       (16,362)
                                                    ------------  ------------

     Investing activities
       Property and equipment additions                (101,050)     (105,428)
       Property acquisitions                            (10,998)            -
       Property dispositions                                480        45,261
       Change in non-cash working capital                15,729         2,591
                                                    ------------  ------------

                                                        (95,839)      (57,576)
                                                    ------------  ------------

     Change in cash                                       7,949          (902)

     Cash, beginning of period                            8,665        11,876
                                                    ------------  ------------

     Cash, end of period                            $    16,614   $    10,974
                                                    ------------  ------------
                                                    ------------  ------------

     See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Notes to the Consolidated Financial Statements
     (unaudited)
     (Tabular amounts in thousands of dollars, unless otherwise stated)
     March 31, 2008
     -------------------------------------------------------------------------

     1.  Basis of presentation

     Compton Petroleum Corporation (the "Company" or "Compton") explores for and produces petroleum and natural gas reserves in the Western Canadian
     Sedimentary Basin.

     These consolidated financial statements include the accounts of the
     Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership
     (the "Partnership" or "MPP") in accordance with Accounting Guideline 15
     ("AcG-15"), Consolidation of Variable Interest Entities, as outlined in
     Note 8.

     These consolidated interim financial statements have been prepared by
     Management in accordance with accounting principles generally accepted in
     Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below.

     All amounts are presented in Canadian dollars unless otherwise stated.

     2.  Changes in accounting policies and procedures

     On January 1, 2008, the Company adopted the Canadian Institute of
     Chartered Accountants ("CICA") Handbook Section 3031, "Inventories",
     Handbook Section 1400, "General Standards of Financial Statement
     Presentation", Handbook Section 3862, "Financial Instruments -
     Disclosures", Handbook Section 3863, "Financial Instruments -
     Presentation", and Handbook Section 1535, "Capital Disclosures".

     The adoption of these standards has had no significant impact on the
     Company's consolidated financial statements. The effects of the implementation of the new standards are discussed below.

     a)  Inventories

         The new standard replaces the previous standard and requires the consistent grouping of like assets and the application of the first-
         in-first-out or weighted average cost formula methodology. Spare parts inventory are tangible assets with a useful life that extends beyond one year and are held for re-deployment rather than re-sale.
         As such, they have been included in property and equipment and are depreciated on a per unit of production basis.

     b)  General standards of financial statement presentation

         The new standard requires assessing an entity's ability to continue as a going concern and disclosing such if any uncertainty exists.

     c)  Financial instruments disclosure and presentation

         The new standards require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed by the Company as disclosed in Note 13.

     d)  Capital disclosures

         The new standard requires disclosure about the Company's objectives, policies and process for managing its capital structure as disclosed in Note 5.

     3.  Long term debt

                                                       March 31,  December 31,
                                                           2008          2007
                                                    ------------  ------------
         Syndicated bank debt
           Prime rate                               $    85,000   $    50,000
           Bankers' acceptance                          350,000       350,000
           Discount to maturity                          (1,336)       (1,574)
                                                    ------------  ------------
                                                        433,664       398,426
                                                    ------------  ------------
         Senior term notes
           U.S. $450 million senior term notes          462,555       444,645
           Unamortized transaction costs                (10,945)      (10,883)
                                                    ------------  ------------
                                                        451,610       433,762
                                                    ------------  ------------

         Total long term debt                           885,274       832,188
                                                    ------------  ------------
                                                    ------------  ------------

     The bank credit facilities are currently under review by the Company's banking syndicate and are expected to be renewed under similar terms and conditions.

     4.  Capital stock

     Issued and outstanding

                                    March 31, 2008        December 31, 2007
                               ----------------------- -----------------------
                                  Number                  Number
                                of shares     Amount    of shares     Amount
                               ----------- ----------- ----------- -----------
                                  (000s)                  (000s)

     Common shares outstanding,
      beginning of period         129,098  $  235,871     128,503  $  231,992
     Shares issued for services        50         490           -           -
     Shares issued under stock
      option plan                     260       2,071         993       4,603
     Shares repurchased               (69)       (127)       (398)       (724)
                               ----------- ----------- ----------- -----------

     Common shares outstanding,
      end of period               129,339  $  238,305     129,098  $  235,871
                               ----------- ----------- ----------- -----------
                               ----------- ----------- ----------- -----------

     The Company maintains a normal course issuer bid program on an annual basis. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval. During the three months ended
     March 31, 2008 the Company purchased for cancellation 69,300 common shares at an average price of $10.44 per share (December 31, 2007 -
     398,300 shares at an average price of $9.98 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

     5.  Capital structure

     The Company's capital structure is comprised of shareholders equity plus long-term debt. The Company's objectives when managing its capital structure are to:

     a)  ensure the Company can meet its financial obligations,
     b)  retain an appropriate level of leverage relative to the risk of
         Compton's underlying assets, and
     c)  finance internally generated growth and potential acquisitions.

     Compton manages its capital structure based on changes in economic conditions and the Company's planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

     The Company monitors its capital structure and financing requirements using non-GAAP measures consisting of Total Debt to Capitalization and
     Total Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and
     Amortization ("adjusted EBITDA").

     Compton targets a net debt to capitalization ratio of between 40% and 50%
     calculated as follows:

                                                       March 31,  December 31,
         As at period ended                                2008          2007
                                                    ------------  ------------

         Senior term notes                          $   462,555   $   444,645
         Associated unrealized risk management
          (gain)                                        (33,822)      (14,146)
                                                    ------------  ------------
                                                        428,733       430,499
         Bank debt                                      435,000       400,000
                                                    ------------  ------------
         Long-term debt                                 863,733       830,499
         Working capital deficiency(x)                   47,323        39,216
                                                    ------------  ------------
         Total net debt                                 911,056       869,715
         Total shareholder's equity                     875,017       869,955
                                                    ------------  ------------

         Total capitalization                       $ 1,786,073   $ 1,739,671
                                                    ------------  ------------
                                                    ------------  ------------

         Net debt to capitalization ratio                   51%           50%
                                                    ------------  ------------
                                                    ------------  ------------

     (x)excludes risk management items, net of related future income taxes

     Compton's senior term notes, denominated in US dollars, are translated into Canadian dollars at period end at the then prevailing exchange rate.
     Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes. At March 31, 2008 the carrying value increased by
     $17.9 million from December 31, 2007 as a result of the unrealized loss on translation. In 2007, the Company entered into foreign exchange contracts relating to the senior notes that effectively fixes their liability in Canadian dollars through to December 1, 2010. The unrealized risk management gain on these contracts is recognized as a reduction to the notes in determining total net debt and capitalization as calculated above.

     The Company's net debt to capitalization increased to 51% at March 31,
     2008 from 50% at December 31, 2007 as a result of increased borrowings relating to first quarter activities.

     Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.
     At March 31, 2008 net debt to adjusted EBITDA was 3.5x (December 31, 2007
     - 3.6x) calculated on a trailing 12 month basis as follows:

                                                       March 31,  December 31,
         As at period ended                                2008          2007
                                                    ------------  ------------

         Total net debt                             $   911,056   $   869,715
                                                    ------------  ------------
                                                    ------------  ------------

                                                       March 31,  December 31,
         12 months ended                                   2008          2007
                                                    ------------  ------------

         Net earnings                               $   117,166   $   129,267
         Add (deduct)
           Interest and finance charges                  63,800        63,493
           Income taxes                                 (23,738)      (26,435)
           Depletion, depreciation and
            amortization                                154,424       151,411
           Accretion of asset retirement
            obligations                                   2,879         2,718
           Foreign exchange (gain) loss                 (55,289)      (78,717)
                                                    ------------  ------------

         Adjusted EBITDA                            $   259,241   $   241,736
                                                    ------------  ------------
                                                    ------------  ------------

         Net debt to adjusted EBITDA                       3.5x          3.6x
                                                    ------------  ------------
                                                    ------------  ------------

     The Company is in the process of divesting of certain non-core assets.
     Proceeds from these divestments are expected to be such that, subsequent to closing, the Company will be within the range of its stated capital structure targets. The divestments are expected to close on or about
     June 30, 2008.

     Compton is subject to certain financial covenants relating to its credit facility and senior notes and at March 31, 2008 is in compliance with all such financial covenants.

     6.  Business combination

     On December 21, 2007 the Company acquired all of the issued and outstanding shares of WIN Energy Corporation. The transaction was accounted for using the purchase method and during the period ended
     March 31, 2008 the purchase price allocation was finalized. The result was a decrease to petroleum and natural gas properties of $1.0 million and an increase to the future income tax asset of $1.0 million over that reported at December 31, 2007.

     7.  Asset retirement obligations

     The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                       March 31,  December 31,
                                                           2008          2007
                                                    ------------  ------------

         Asset retirement obligations, beginning
          of period                                 $    36,696   $    29,791
           Liabilities incurred                           1,031         8,719
           Liabilities settled and disposed                (210)       (4,532)
           Accretion expense                                812         2,718
                                                    ------------  ------------

         Asset retirement obligations, end
          of period                                 $    38,329   $    36,696
                                                    ------------  ------------
                                                    ------------  ------------

     8.  Non-controlling interest

     Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the
Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                       March 31,  December 31,
                                                           2008          2007
                                                    ------------  ------------

         Non-controlling interest, beginning
          of period                                 $    63,311   $    66,350
           Earnings attributable to non-
            controlling interest                          1,912         6,132
           Distributions to limited partner              (2,293)       (9,171)
                                                    ------------  ------------

         Non-controlling interest, end of period    $    62,930   $    63,311
                                                    ------------  ------------
                                                    ------------  ------------

     MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability pursuant to the guarantee at March 31,
     2008 is $10.0 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

     9.  Stock-based compensation plans

     a)  Stock option plan

         The Company has a stock option plan for employees, including
         Directors and Officers. The exercise price of each option
         approximated the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
         2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after
         June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

         The following tables summarize the information relating to stock options:

                                    March 31, 2008        December 31, 2007
                               ----------------------- -----------------------
                                            Weighted                Weighted
                                             average                 average
                                  Stock     exercise      Stock     exercise
                                 Options      price      options      price
                               ----------- ----------- ----------- -----------
                                  (000s)                  (000s)

     Outstanding, beginning
      of period                    12,084       $8.49      11,611       $7.79
       Granted                        429       $9.41       2,074      $11.02
       Exercised                     (260)      $5.49        (993)      $3.47
       Cancelled                     (155)     $12.52        (608)     $11.97
                               ----------- ----------- ----------- -----------

     Outstanding, end of
      period                       12,098       $8.53      12,084       $8.49
                               ----------- ----------- ----------- -----------
                               ----------- ----------- ----------- -----------

     Exercisable, end of
      period                        8,043       $7.02       7,240       $6.20
                               ----------- ----------- ----------- -----------
                               ----------- ----------- ----------- -----------

         The range of exercise prices of stock options outstanding and exercisable at March 31, 2008 was as follows:

                          Outstanding Options            Exercisable Options
                  ----------------------------------  ------------------------
                               Weighted
                                average     Weighted                Weighted
     Range of      Number of   remaining     average   Number of     average
     exercise       options   contractual   exercise    options     exercise
     prices       outstanding life (years)    price   outstanding     price
     ------------------------ ----------- ----------- ----------- ------------
                     (000s)                              (000s)

     $1.45 -
      $3.99            2,614         2.4       $2.71       2,614        $2.71
     $4.00 -
      $6.99            1,852         2.4       $4.91       1,852        $4.91
     $7.00 -
      $9.99            1,835         2.6       $8.15         962        $7.69
     $10.00 -
      $11.99           2,772         3.2      $11.19         981       $11.10
     $12.00 -
      $13.99           1,638         2.4      $12.63         937       $12.56
     $14.00 -
      $18.39           1,387         2.9      $14.69         697       $14.68
                  ----------- ----------- ----------- ----------- ------------

                      12,098         2.7       $8.53       8,043        $7.02
                  ----------- ----------- ----------- ----------- ------------
                  ----------- ----------- ----------- ----------- ------------

         The Company has recorded stock-based compensation expense in the consolidated statement of earnings and other comprehensive income for stock options granted to employees, Directors and Officers after
         January 1, 2003 using the fair value method.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

         Three months ended March 31,                      2008          2007
         -----------------------------------------  ------------  ------------

         Weighted average fair value of options
          granted                                         $3.84         $4.25
         Risk-free interest rate                           3.5%          4.0%
         Expected life (years)                              5.0           5.0
         Expected volatility                              38.4%         39.3%

         The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                       March 31,  December 31,
                                                           2008          2007
                                                    ------------  ------------

         Contributed surplus, beginning of period   $    24,233   $    16,974
         Stock-based compensation expense                 2,250         8,416
         Stock options exercised                           (645)       (1,157)
                                                    ------------  ------------

         Contributed surplus, end of period         $    25,838   $    24,233
                                                    ------------  ------------
                                                    ------------  ------------

     b)  Restricted share unit plan

         On March 1, 2008, the Company implemented a Restricted Share Unit
         Plan ("RSU") for employees, officers and directors. The purpose of the Plan is to attract and retain personnel necessary to the successful operation of the Company and promote greater alignment of their interests to that of Compton's shareholders. Under the Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the Plan. Generally RSUs so granted vest over three years commencing with the first anniversary date of grant and entitle the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU. On March 10,
         2008, 899,400 RSUs were granted under the Plan.

         In accordance with CICA Handbook section 3870 the Company recognizes, as compensation costs, the change in the intrinsic value of the RSUs over the vesting period. During the period ending March 31, 2008 the
         Company recognized, within stock based compensation, $746,000
         (March 31, 2007 - nil) of compensation costs related to outstanding
         RSUs. The corresponding liability is included in accounts payable as at March 31, 2008. All outstanding RSUs expire in 2011.

     c)  Share appreciation rights plan

         CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended March 31, 2008 and 2007, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
         SARs amounts to $1.0 million, which is included in accounts payable as at March 31, 2008 (December 31, 2007 - $1.0 million). All outstanding SARs having a variable component expire at various times through 2011.

     d)  Employee retention program

         In recognition of the demand for qualified personnel that existed within the industry, the Company implemented an Employee Retention program in July 2006 for its existing employees, at the time excluding Officers and Directors. Under the program, the Company incurred additional compensation costs of $4.0 million, $2.6 million of which was recognized in 2007 and the balance in 2006. Amounts paid under the program were determined in relation to the market value of the Company's capital stock and accordingly have been included in stock-based compensation expense. No further obligation exists pursuant to this program.

     10. Interest and finance charges

     Amounts charged to interest expense during the period were:

     Three months ended March 31,                          2008          2007
     ---------------------------------------------  ------------  ------------

     Interest on bank debt, net                     $     6,458   $     5,209
     Interest on senior term notes                        8,980        10,445
     Other finance charges                                  413          (110)
                                                    ------------  ------------

                                                    $    15,851   $    15,544
                                                    ------------  ------------
                                                    ------------  ------------

     Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

     11. Per share amounts

     The following table summarizes the common shares used in calculating net earnings per common share:

         Three months ended March 31,                      2008          2007
         -----------------------------------------  ------------  ------------
                                                          (000s)        (000s)

         Weighted average common shares
          outstanding - basic                           129,182       128,570
         Effect of stock options                          3,387         4,074
                                                    ------------  ------------

         Weighted average common shares
          outstanding - diluted                         132,569       132,644
                                                    ------------  ------------
                                                    ------------  ------------

     12. Income taxes

     The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

         Three months ended March 31,                      2008          2007
         -----------------------------------------  ------------  ------------

         Earnings before taxes and non-controlling
          interest                                  $     6,826   $    16,004
                                                    ------------  ------------

         Canadian statutory rates                         29.5%         32.1%
         Expected income taxes                      $     2,014   $     5,137
         Effect on taxes resulting from:
           Non-deductible stock-based compensation          664           728
           Effect of tax rate changes                    (1,612)       (4,401)
           Non-taxable portion of foreign exchange
            (gain) loss                                   2,386          (896)
           Other                                           (158)           29
                                                    ------------  ------------

         Provision for income taxes                 $     3,294   $       597
                                                    ------------  ------------

           Current                                  $         8   $       (13)
           Future                                         3,286           610
                                                    ------------  ------------

                                                    $     3,294   $       597
                                                    ------------  ------------
                                                    ------------  ------------

         Effective tax rate                               48.3%          3.7%
                                                    ------------  ------------
                                                    ------------  ------------

     13. Financial instruments and risk management

     At March 31, 2008, the Company's financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, bank debt, senior term notes and risk management assets and liabilities relating to the use of derivative financial instruments.

     The following summarizes a) fair values of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risks associated with financial assets and liabilities.

     a)  Fair value of financial assets and liabilities

         The fair value of financial assets and liabilities were as follows:

                                    March 31, 2008        December 31, 2007

                                 Carrying                Carrying
                                  Amount   Fair Value     Amount   Fair Value

         Financial assets
           Held-for-trading
             Cash              $   16,614  $   16,614  $    8,665  $    8,665
             Other current
              assets               25,434      25,434      19,772      19,772
             Risk management
              assets(x)            37,660      37,660      16,155      16,155
           Loans and receivables
             Accounts receivable   99,097      99,097      83,144      83,144
         Financial liabilities
           Held-for-trading
             Risk management
              liabilities(x)   $   32,692  $   32,692  $   10,417  $   10,417
             Other financial
              liabilities
             Accounts payable     188,468     188,468     150,796     150,796
             Bank debt            433,664     433,664     398,426     398,426
             Senior term notes    451,610     444,053     433,762     415,743

         (x) Includes current and non-current

         The carrying value of cash, accounts receivable, other current assets, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest. The senior term notes trade in the US and the estimated fair value was determined using quoted market prices. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party market indications and forecasts.

     b)  Risk management assets and liabilities

         i)   Net risk management positions

         Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

                                                          Total       Total
                                Commodity    Foreign     March 31,   December
                                Contracts    Currency      2008      31, 2007
                               ----------- ----------- ----------- -----------
         Unrealized gain
           Current asset       $      501         840       1,341  $    1,835
           Non-current asset            -      36,319      36,319      14,320
         Unrealized loss
           Current liability      (25,808)     (4,619)    (30,427)     (8,832)
           Non-current
            liability                   -      (2,265)     (2,265)     (1,585)
                               ----------- ----------- ----------- -----------
         Total unrealized
          gain (loss)          $  (25,307)     30,275       4,968  $    5,738
                               ----------- ----------- ----------- -----------
                               ----------- ----------- ----------- -----------

         ii)  Net fair value of commodity positions

         On March 31, 2008, the Company had the following commodity contracts in place:

                                           Daily
                                          Notional                    Mark-to-
     Commodity             Term            Volume     Average Price    Market
     ---------             ----            ------     -------------    ------
                                                                         gain
                                                                        (loss)

     Natural gas
       Summer                                         $7.33 -
        collar      Apr./08 - Oct./08    52,381 mcf   $8.48/mcf       (11,782)
       Summer
        fixed       Apr./08 - Oct./08    19,048 mcf   $7.86/mcf        (5,843)
       Winter                                         $8.40 -
        collar      Nov./08 - Mar./09    28,571 mcf   $10.00/mcf       (2,326)
       Winter
        fixed       Nov./08 - Mar./09    9,524 mcf    $8.51/mcf        (3,629)
     Oil fixed
      price         Mar./08 - Dec./08    1,000 bbl    US $93.00/bbl    (2,228)
     Electricity    Jan./07 - Dec./08    2.5 MW       $55.00/MWh          501
                                                                     ---------
     Total
      unrealized
      commodity
      loss                                                            (25,307)
                                                                     ---------

         iii) Net fair value of foreign currency positions

         On March 31, 2008, the Company had the following foreign exchange contracts in place:

                                                                      Mark to
     Contract    Amount USD    Rate     Amount CDN      Term           Market
     --------    ----------    ----     ----------      ----           ------
                                                                         gain
                                                                        (loss)

                                                     Matures on
     Currency                                         December 1,
      Swap      $450,000,000  96.9750  $436,387,500   2010           $ 33,822
                                                     Equal payments
                                                      on May 30 and
     Currency                                         Nov. 30
      Swap       $78,435,000  99.5500  $78,082,043    until 2010        3,338
     Cross                                           Equal payments
      Currency                                        on May 15 and
      Interest                BA plus                 Nov. 15
      Rate Swap  $24,502,500  4.845%   $35,801,232    until 2009       (6,885)
                                                                     ---------
     Total
      unrealized
      foreign
      exchange
      gain                                                           $ 30,275
                                                                     ---------
                                                                     ---------

     c)  Risk management gains and losses

         Risk management gains and losses recognized in the consolidated statements of earnings and other comprehensive income during the periods relating to commodity prices and foreign currency
         transactions are summarized below:

                                            Commodity    Foreign
         Period ended March 31, 2008        Contracts    Currency     Total
                                           ----------- ----------- -----------

         Unrealized change in fair value   $   27,097  $  (26,324) $      773
         Realized cash settlements               (611)          -        (611)
                                           ----------- ----------- -----------

         Total (gain) loss                 $   26,486  $  (26,324) $      162
                                           ----------- ----------- -----------
                                           ----------- ----------- -----------

                                            Commodity    Foreign
         Period ended March 31, 2007        Contracts    Currency     Total
                                           ----------- ----------- -----------

         Unrealized change in fair value   $   16,486  $      838  $   17,324
         Realized cash settlements             (8,753)          -      (8,753)
                                           ----------- ----------- -----------

         Total (gain) loss                 $    7,733  $      838  $    8,571
                                           ----------- ----------- -----------
                                           ----------- ----------- -----------

         The gains and losses realized during the year on the electricity contract are included in operating expenses.

     d)  Risks associated with financial assets and liabilities

         The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, foreign exchange rates, interest rates, credit risk, and liquidity risk.

         i)   Market risk

         Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

              -   Commodity price risk

             The Company is exposed to commodity price movements as part of its normal oil and gas operations. Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the
             resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts, WTI NYMEX prices for oil contracts and power pool spot prices for
             electricity contracts. Prices are valued in Canadian dollars unless otherwise disclosed. The Company does not use derivative contracts for speculative purposes.

             At March 31, 2008, with respect to commodity contracts in place on that date, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $5.1 million. A similar decline in commodity prices would have had the opposite impact.

             -   Foreign exchange rate risk

             Compton is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices
             denominated in US dollars, while the majority of the Company's expenses are denominated in Canadian dollars. To mitigate the exposure to the fluctuating Canada/US exchange rate the Company maintains a mix of US and Canadian dollar denominated debt. In addition Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars in order to manage the risk.

             With Board of Director approval, during 2007, the Company entered into a series of foreign exchange contracts relating to the
             US$450 million senior notes due December 1, 2013, effectively fixing the liability in Canadian dollars through to December 1,
             2010, being the second call date of the senior notes.
             Additionally, the Company entered into a series of foreign exchange contracts relating to the semi-annual interest
             settlement obligations until November 30, 2010.

             At March 31, 2008, a $0.01 increase in the value of the Canadian dollar, when measured against the US dollar, would have reduced the fair value of the foreign exchange contracts and negatively impacted before tax earnings by approximately $4.9 million. A similar decrease of $0.01 would have had the opposite impact.

             -   Interest rate risk

             The Company is exposed to interest rate risk principally
             associated with borrowings. Floating rates, associated with bank debt, expose the Company to short-term movements in interest rates. Fixed rates, associated with the senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

             The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

             At March 31, 2008, a 100 basis point increase in floating
             interest rates, associated with the cross currency interest rate swap would negatively impact before tax earnings by approximately
             $2.5 million. A similar decrease in floating rates would have the opposite impact.

         ii)  Credit risk

         The Company is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Company.

         A significant portion of Compton's accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks. The allowance for doubtful accounts is less than 1% of total balances and relates to receivables acquired through corporate acquisitions and disputes with partners. Substantially all of the receivable balances at March 31,
         2008 were current.

         In the money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Company's banking syndicate. At March 31, 2008,
         Compton had two financial institutions whose net settlement position individually accounted for more than 10% of the fair value of the outstanding in-the-money net financial instrument contracts.

         The Company regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria. As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-
         investment grade credit rating.

         The maximum credit risk exposure associated with the Company's financial assets is the carrying amount.

         iii) Liquidity risk

         Compton is exposed to liquidity risk which is the risk that the
         Company will be unable to generate or obtain sufficient cash to meet its commitments as they come due. Mitigation of this risk is achieved through the active management of cash and debt. In managing liquidity risk, in addition to cash flow generated from operating activities, the Company has access to sources of funding at competitive rates through public debt markets, capital markets, property dispositions and banks as disclosed in Note 5. Compton believes it has sufficient funding through the use of these facilities to meet any foreseeable cash requirements.

         The timing of cash outflows relating to financial liabilities are outlined below:

                          1 year  2-3 years  4-5 years  + 5 years       Total
                       ---------- ---------- ---------- ---------- -----------

     Accounts payable  $ 188,468  $       -  $       -  $       -  $  188,468
     Risk management
      liabilities         30,427      2,265          -          -      32,692
     Bank debt                 -    435,000          -          -     435,000
     Senior term notes         -          -          -    462,555     462,555
                       ---------- ---------- ---------- ---------- -----------

                       $ 218,895  $ 437,265  $       -  $ 462,555  $1,118,715
                       ---------- ---------- ---------- ---------- -----------
                       ---------- ---------- ---------- ---------- -----------

     14. Foreign exchange (gain) loss

     Amounts charged to foreign exchange (gain) loss during the period ended are as follows:

     Three months ended March 31,                          2008          2007
     ---------------------------------------------  ------------  ------------

     Foreign exchange on translation of US$ debt    $    17,910   $    (5,580)
     Other foreign exchange                                  (4)           58
                                                    ------------  ------------

     Total (gain) loss                              $    17,906   $    (5,522)
                                                    ------------  ------------
                                                    ------------  ------------

     15. Supplemental cash flow information

     Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

     Three months ended March 31,                          2008          2007
     ---------------------------------------------  ------------  ------------

     Interest paid                                  $     5,296   $     4,181
     Taxes paid                                               -             -
                                                    ------------  ------------

                                                    $     5,296   $     4,181
                                                    ------------  ------------
                                                    ------------  ------------

     16. Strategic review

     In response to certain concerns raised by Centennial Energy Partners LLC, a major shareholder of Compton, the Board of Directors of the Company
     announced, in a news release dated February 28, 2008, that it would undertake a formal review of the Company's business plans and alternatives for enhancing shareholder value. The review is being conducted under the direction of a Special Committee of the Board comprised of Compton's independent directors and the Special Committee has appointed independent advisors and legal counsel to assist in the conduct of the review.

     The Company has estimated direct costs associated with, and resulting from the review process could total approximately $22 million. These costs include among others, consulting and advisory fees, legal fees, and costs relating to employee retention. Costs are recognized as incurred and, as at March 31, 2008, the Company has recorded $2.6 million of
     Strategic Review related expenses.

     17. Reclassification

     Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.
     >>

     Conference Call

     Compton will be conducting a conference call and audio webcast May 12,
2008 at 9:30 a.m. (MST) or 11:30 a.m. (EST) to discuss the Company's 2008 first quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

     Conference Operator Dial-in Number: 416-644-3419 or toll-free
     1-800-731-6941.

     The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 19, 2008. Callers may dial toll-free 1-877-289-8525 and enter access code 2127014 (followed by the pound key).

     Audio webcast link:
     http://phx.corporate-ir.net/phoenix.zhtml?p(equal sign)irol-eventDetails&c(equal sign)69018&eve
ntID(equal sign)1813794

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, N.G. Knecht, VP Finance & CFO, or Lorna Klose, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 01:00e 12-MAY-08